UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Unilife Corporation

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

90478E 103

(CUSIP Number)

Alan Shortall

Chief Executive Officer

Unilife Corporation

250 Cross Farm Lane

York, Pennsylvania 17406

(717) 384-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90478E 103

(1)	Names of reporting persons Alan Shortall
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Australia
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,057,375
	(8)	Shared voting power 55,074
	(9)	Sole dispositive power 8,057,375
	(10)	Shared dispositive power 55,074
(11)	Aggregate amount beneficially owned by each reporting person 8,112,449
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
(13)	Percent of class represented by amount in Row (11) 5.4%
(14)	Type of reporting person (see instructions) IN

This Amendment No.4 amends and supplements the items indicated below of the statement on Schedule 13D (the “Schedule 13D”) filed on August 27, 2010, as amended on March 30, 2011, January 9, 2012, and November 3, 2015 by the Reporting Person with respect to shares of common stock, $0.01 par value per share (“Common Stock”), of Unilife Corporation, a Delaware corporation (the “Issuer”). Unless otherwise defined herein, all capitalized terms shall have the meanings assigned to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

On December 9, 2015, the Reporting Person defaulted on the First ICG Loan and Share Mortgage Agreements and Second ICG Loan and Share Mortgage Agreements due to the trigger of the Auto-Default Trigger (as defined in the First ICG Loan and Share Mortgage Agreements and Second ICG Loan and Share Mortgage Agreements) as reset by the Supplement Agreement.

As a result of the default, the Reporting Person forfeited 3,401,668 shares of Common Stock under the terms of the First ICG Loan and Share Mortgage Agreements and Second ICG Loan and Share Mortgage Agreements. As such, at the close of business on December 9, 2015, the Reporting Person may be deemed to have beneficial ownership interest in 8,112,449 shares of Common Stock of the Issuer, consisting of: (i) 3,362,449 shares of Common Stock including 55,074 shares of Common Stock owned by the spouse of the Reporting Person, with respect to which the Reporting Person disclaims beneficial ownership, (ii) 4,000,000 shares of restricted Common Stock that are subject to vesting based on the achievement of certain performance milestones, as described in more detail in the Issuer’s Definitive Proxy Statement filed with the SEC on October 2, 2014, and (iii) 750,000 shares of Common Stock issuable upon exercise of currently exercisable options that were granted in 2012, which sections (i) through (iii) collectively constitute approximately 5.4% of the shares of Common Stock outstanding. The Reporting Person has sole voting and dispositive power over all the foregoing shares except with respect to 55,074 shares of Common Stock owned by his spouse, over which he may be deemed to have shared voting and dispositive power. The aggregate percentage is based upon 148,677,866 shares of Common Stock outstanding as of the close of business on December 9, 2015.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth or incorporated in Item 5 is hereby incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

Dated: December 11, 2015

By:	/s/ Alan Shortall
Name:	Alan Shortall